

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 31, 2016

Via E-mail
Andrew Rasdal
President and Chief Executive Officer
Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, CA 92008

> **Re: Obalon Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 4, 2016**
> **CIK No. 0001427570**

Dear Mr. Rasdal:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

The Obesity Epidemic, page 1

1.   Please revise to clarify what you mean by "medical costs associated with obesity." If this phrase includes costs related to the effects of obesity, rather than merely related to the treatment for obesity, please revise to clarify. Also revise to clarify what portion of that amount relates to the treatment of obesity.

<u>Our Solution, page 2</u>

<u>Favorable Safety Profile, page 2</u>

2.   Please reconcile your disclosure here that all the reported serious adverse device events from your product occurred when the product was not used according to approved labelling with your disclosure in the first full paragraph on page 16 which indicates that in one instance you could not obtain enough information to verify an injury's cause.

<u>Simple and Convenient Placement, page 2</u>

3.   If you believe it is appropriate to highlight the fact that your product can be placed without anesthesia or an endoscopy, please also provide disclosure, such as that found on page 4, indicating that removal of your product does require an endoscopy and sedation.

<u>Implications of Being an Emerging Growth Company, page 6</u>

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Summary Consolidated Financial Data, page 9</u>

5.   We note on page 10 and throughout the filing that you have presented pro forma adjustments relating to the automatic conversion of all the outstanding shares of your convertible preferred stock into common stock and ultimately the automatic conversion of your outstanding preferred warrants to purchase common stock. We further note from pages F-43 and F-44 that all of the preferred stock is automatically converted into common stock upon the company's sale of your common stock in a firm commitment underwritten public offering in which the per share is price is at least $4.29. Explain to us why you believe these pro forma adjustments related to the conversion of your preferred shares upon the initial public offering are factually supportable by confirming to us that you presently expect the offering to meet such conditions. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

6.   Explain to us why you believe that the outstanding preferred stock warrants and other warrants will be ultimately converted into common stock upon the initial public offering and are directly attributable to the transaction and factually supportable.

Risk Factors, page 11

7.   Given your disclosure on pages 52 and 130, please revise to clarify whether you will be a controlled company under applicable exchange rules and, if so, whether that status creates material risks. Also revise your disclosure beginning on page 114, as appropriate.

Use of Proceeds, page 56

8.   Please revise to clarify what you mean by "commercialization" of your product. If that term includes multiple, discrete uses to which you will apply proceeds, such as expanding your domestic sales force and manufacturing facilities, as noted on page 71, please describe those uses separately. Also describe whether the amount of proceeds will be sufficient or whether you will require additional funds.

Dilution, page 60

9.   Please expand the disclosure on page 61 to clarify how the numbers and percentages in the table on that page would change assuming the exercise of all outstanding warrants and options.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

Overview, page 66

10.   Please revise to clarify why it was necessary to discontinue sales in Europe and Mexico to focus on developing and seeking domestic regulatory approval of your current product.

Results of Operations, page 69

11.   Please revise your discussion of revenues throughout this section to discuss, and where possible quantify, the changes in your revenues resulting from changes in prices, changes in volume or a combination of both items. Please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Liquidity and Capital Resources, page 70

12.   We note from disclosures on page F-10 that a significant portion of your revenue is derived from foreign sources. We also note on pages F-3 and F-27 that your balance sheet presents cash and cash equivalents of approximately $3.3 million and $4.3 million as of December 31, 2015 and June 30, 2016, respectively. Please revise your liquidity discussion in Management's Discussion and Analysis in future filings, to the extent that

you believe material, to disclose the amount of cash and cash equivalents as well as liquid investments held by foreign subsidiaries at each balance sheet date presented in your financial statements and quantify the amount that would not be available for use in the United States without incurring U.S taxes. Please further provide a discussion of any known trends, demands or uncertainties as a result of your policies of permanently reinvesting earnings outside the United States that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K.

13.   Given the historical amounts of cash you have used for the periods disclosed in your financial statements and amounts in the table on page 74, please revise to clarify why you believe the $18.3 million of cash, cash equivalents and short-term investments you hold as of June 30, 2016 will not be sufficient for the next 12 months, absent the proceeds of this offering.

Contractual Obligations, page 74

14.   Please revise to quantify the amounts subject to the contracts noted in the first full paragraph following the table.

Critical Accounting Policies and Estimates, page 74

Stock-Based Compensation, page 75

15.   We note on page F-42 that you granted 1,482,662 options to purchase common stock during the six months ended June 30, 2016. With respect to these options granted, please provide us with your analysis in valuing those grants including a detailed analysis on how you determined the underlying fair value of your common stock.

16.   We note that for determining the expected volatility you relied on the volatility of a peer group that are publicly traded. Please provide to us the names of the companies you considered peer companies for purposes of determining the volatility assumption, the volatility of each, and how you concluded that each company was similar to you. Tell us whether you considered industry, stage of life cycle, size, and financial leverage. Refer to FASB ASC 718-10-55-25.

17.   We note that you disclosed a placeholder for the aggregate intrinsic value of all
        outstanding options based on the midpoint of the estimated IPO price range. Please
        include an updated discussion of each significant factor contributing to the difference
        between the fair value as of the date of grant and the estimated IPO price for options
        granted during the six months prior to the date of the most recent balance sheet once you
        have determined your IPO price range.

Business, page 81

Overview, page 81

18.   Given your disclosure on page 95 regarding saline-filled balloons previously approved by
        the FDA and your disclosure on page 98 regarding the requirements for approval of Class
        II devices, please revise to clarify why you are seeking approval pursuant to the "PMA
        process."

Recently developed treatment alternatives, page 84

19.   We note the data from your competitors' clinical trials. Please expand to disclose the
        data relating to the amount of pounds lost during and as of the completion of those trials,
        similar to the information you disclose on pages 91 and 92 regarding your clinical trial.

Our solution, page 85

20.   Your disclosure here and on page 93 implies that the sustainability of weight loss relates
        to the use of your product. Your disclosure on page 84 implies that use of your
        competitors' products relates to lower sustained weight loss than if your product were
        used. If so, please revise to clarify the basis for this conclusion. Please address in your
        response your consideration of other factors underlying the ability to sustain weight loss
        following use of your product relative to your competitors, such as the individual
        behaviors of the participants in the studies, as opposed to the characteristics of the
        products. Please also clarify whether similar six-month follow-up was performed for the
        sham-control group.

Sales and Marketing, page 94

21.   Please expand to discuss the material features of your distribution agreement with Bader,
        including the minimum purchase requirements and other terms mentioned on pages 20
        and 21.

Competition, page 94

22.   Please revise to clarify the nature of the intragastric balloon developed by Allurion Technologies, as noted on page 95.

Intellectual Property, page 96

23.   Please revise to clarify the claims covered by the intellectual property described on this page. Ensure your revisions address the "proprietary" features of the gas mix used to inflate balloons and how those features are protected.

Principal Stockholders, page 129

24.   Please disclose all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entities identified in the table on page 130. Also, please tell us why you do not include your Chief Financial Officer.

Shares eligible for future sale, page 138

25.   Please clarify the reference to "substantially all" security holders who entered into the lock-up agreements. Please also file those agreements as exhibits.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

26.   We note that you sell your products to distributors including your related party distributor arrangement with Bader Sultan & Bros. Co W.L.L. Please revise your disclosure to summarize the significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributors and, if so, how you account for price concessions. Refer to SAB Topic 13.B.

27.   We further note that you recognized revenue net of allowances, discounts, and other adjustments. Please tell us and revise your filing to explain the nature of the allowances, discounts, and other adjustments for which you adjust revenue. Explain how you account for these allowances, discounts, and other adjustments.

Note 3. Fair Value Measurements, page F-15

28.   Please revise your filing to explain how you determined the underlying significant assumptions within the Black-Scholes option pricing model to determine the fair value of your outstanding warrant liability. Refer to ASC 718-10-50-2(f)(2).

Note 9. Income Taxes, page F-25

29.   We note from disclosures on page F-25 that you do not provide U.S. taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries because you intend to permanently reinvest such earnings outside the U.S. Please revise your filing to disclose the amount of undistributed earnings related to your foreign subsidiaries that you consider to be indefinitely reinvested. Refer to the guidance in FASB ASC 740-30-50-2(b).

You may contact Tara Harkins at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Robert A. Freedman, Esq.
       Fenwick & West LLP